SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                              FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

                               or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission File Number:  0-11204

                         Ameriserv Financial
              Non-Collectively Bargained 401(k) Plan
                      (Full title of the plan)

                    Ameriserv Financial, Inc.
                    Main and Franklin Streets
                      Johnstown, PA  15901
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

             Registrant's telephone number, including
                    area code:  (814) 533-5315

     Notices and communications from the Securities and Exchange
     Commission relative to this report should be forwarded to:

                    Ameriserv Financial, Inc.
                    Main and Franklin Streets
                       Johnstown, PA  15901
               Attention:  Nicholas E. Debias, Jr.

                         With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                      25 North Queen Street
                            Suite 602
                      Lancaster, PA  17603



Item 1.     Financial Statements and Exhibits

            a.  Financial Statements

                1.  Report of Barnes, Saly & Company, LLP.

                2. Audited Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001.

                3.  Audited Statements of Changes in Net Assets
                    Available for Benefits for each of the years in the three year period ended December 31, 2002.

                4.  Notes to Financial Statements.

            b.  Exhibits

                1.  Consent of Barnes, Saly & Company, LLP.

                2.  Section 906 Certifications



    AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN

                        FINANCIAL REPORT

                            CONTENTS

                                                        Page

INDEPENDENT AUDITOR'S REPORT . . . . . . . . . . . . . .

FINANCIAL STATEMENTS

  Statements of net assets available for benefits -
    December 31, 2002 and 2001 . . . . . . . . . . . . .

  Statements of changes in net assets available for
    benefits - years ended December 31, 2002, 2001
    and 2000 . . . . . . . . . . . . . . . . . . . . . .

Notes to financial statements. . . . . . . . . . . . . .

SUPPLEMENTARY INFORMATION

  Assets held for investment - December 31, 2002 . . . .
  Assets held for investment - December 31, 2001 . . . .



                   INDEPENDENT AUDITOR'S REPORT


Board of Trustees and Participants
Ameriserv Financial Non-Collectively Bargained 401(k) Plan
Johnstown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Ameriserv Financial Non-Collectively Bargained 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameriserv Financial Non-Collectively Bargained 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 2002 and 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Barnes Saly & Company, LLP

Johnstown, Pennsylvania
May 22, 2003



    AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                    December 31, 2002 and 2001

                                                        Participant Directed
                                                      -----------------------
                                                         2002         2001
                                                      ----------   ----------
Assets
  Investments at fair value (Notes 1, 2 and 3):
    Investments in securities of participating
      employers (Note 4) Ameriserv Financial, Inc.
      common stock (formerly USBANCORP, Inc.)         $  135,198   $  160,224
    Investments in securities of unaffiliated
      issuers and others
        Shares of registered investment companies      2,445,933    2,942,903
        Common or collective funds                       160,335        - 0 -
        Sky Financial common stock (formerly
          Three Rivers Bancorp, Inc (Note 1)              96,344       99,775
        Notes Receivable                                  11,674       48,522
        Money Market                                     481,945      103,605
                                                      ----------   ----------
                                                      $3,331,429   $3,355,029
                                                      ==========   ==========
Receivables:
  Accrued investment income                           $   30,233   $   15,603
  Participants' contribution                              17,146       15,742
                                                      ----------   ----------
                                                      $   47,379   $   31,345
                                                      ----------   ----------
Cash                                                  $        0   $       12
                                                      ----------   ----------
            Total assets                              $3,378,808   $3,386,386
                                                      ----------   ----------
Liabilities
  Overdraft                                           $      389   $        0
                                                      ----------   ----------
            Net assets available for benefits         $3,378,419   $3,386,386
                                                      ==========   ==========

See Notes to Financial Statements.



    AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            Years Ended December 31, 2002, 2001, 2000

                                                              Participant Directed
                                                    ---------------------------------------
                                                        2002          2001          2000
                                                    -----------   -----------   -----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments (Notes 3 and 4)                $ (516,220)   $ (157,123)   $ (283,230)
    Interest                                             6,821         9,193        11,182
    Dividends (Note 4)                                  87,401       115,661       193,246
                                                    ----------    ----------    ----------
                                                    $ (421,998)   $  (32,269)   $  (78,802)
                                                    ----------    ----------    ----------
Contributions:
  Participants' (Note 7)                            $  488,884    $  408,617    $  417,332
                                                    ----------    ----------    ----------
        Total additions                             $   66,886    $  376,348    $  338,530

Deductions from net assets attributed to:
  Benefits paid to participants                         74,853       135,725       328,060
                                                    ----------    ----------    ----------
        Net increase (decrease)                     $   (7,967)   $  240,623    $   10,470
                                                    ----------    ----------    ----------
Net assets available for benefits:
  Beginning of year                                  3,386,386     3,145,763     3,135,293
                                                    ----------    ----------    ----------
  End of year                                       $3,378,419    $3,386,386    $3,145,763
                                                    ==========    ==========    ==========

See Notes to Financial Statements.



    AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN

                  NOTES TO FINANCIAL STATEMENTS
                        December 31, 2002

Note 1:   Plan Description

            The following description of Ameriserv Financial Non-Collectively Bargained 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan name was changed during 2001 from U S National Bank Noncollectively-Bargained Employees 401(k) Plan.

            General:

               The Plan is a defined contribution plan covering all management level employees of Ameriserv Financial, Inc. (formerly USBANCORP, Inc.) which is a bank holding company and Ameriserv
               Financial Bank (the Bank) (formerly U.S. Bank) which is a wholly-owned subsidiary as well as the management level employees of Ameriserv Associates, Inc. (formerly UBAN Associates) and Ameriserv Trust and Financial Services (formerly USBANCORP Trust and Financial Services), all related companies. Employees become eligible to participate in the Plan the earlier of January 1st, April 1st, July 1st, or October 1st following the completion of twelve-consecutive months of service and the attainment of age twenty-one.
               The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is not covered by the Pension Benefit Guaranty Corporation.

            Contributions:

               Participants are permitted to make elective deferrals in any amount from one (1) to one hundred (100) percent of their compensation up to a maximum of $11,000 each year and a maximum of $12,000 for individuals over 50. Participants are permitted to amend their salary savings agreements to change the contribution percentage on January 1st, April 1st, July 1st, and October 1st each year. The Plan does not provide for any employer contributions. The employee salary deferrals are exempt from federal income tax until withdrawn from the Plan.

            Participant Accounts:

               Each participant account is credited with an allocation of the plan earnings. A participant's share of investment earnings and any increase or decrease in the fair market value of the Fund, is based on the proportionate value of all active accounts (other than accounts with segregated investments) as of the last valuation date, less withdrawals since the last valuation date. Contributions will be credited with an allocation of the actual investment earnings and gains and losses from the actual deposit of each contribution until the end of the plan year.

            Vesting:

               Participants are immediately vested in their voluntary contributions including rollover and transfer contributions plus actual earnings thereon.

            Investment Options:

               Upon enrollment in the Plan, a participant must direct their salary deferral contributions in 5 percent increments in one or more of the twenty four mutual funds, six common or collective funds, a money market fund and Ameriserv Financial, Inc. common stock (see Note 4 for related party details). Although certain participants received shares of Three Rivers Bancorp, Inc. common stock as a result of the 2000 spin-off of Ameriserv Financial's (formerly USBANCORP) Three Rivers Bank subsidiary, such is not an investment option for additional purchase. The diversified mutual fund investment options include bond and government securities funds and various U.S. and foreign stock funds. Participants may change their investment options any time throughout the year via phone access to Ameriserv Trust and Financial Services Company.

               The Plan also includes participants notes.
               Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 7.75 percent to 13.99 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

               In October 2002, Three Rivers Bancorp, Inc.
               merged with Sky Financial Group. As part of the merger, participants holding shares in the Three Rivers Bancorp, Inc. were allocated 25 percent in cash totaling $37,721.76 and 75 percent in Sky Financial common stock resulting in the participants receiving 4,906 shares in Sky Financial stock with a cost basis of $86,121.47. Sky Financial stock is not an investment option for additional purchase.

            Payment of Benefits:

               On termination of service, a participant with an account may elect to receive a lump-sum amount equal to the value of his or her account. The Plan also provides for normal retirement benefits to be paid in the form of a lump-sum amount upon reaching age 65 or termination of employment and has provisions for deferred, death, and hardship withdrawals.

            Administrative Expenses:

               Certain administrative functions are performed by officers or employees of the Company and Bank.
               No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company and Bank.

Note 2:   Significant Accounting Policies

            Basis of Accounting:

               The financial statements of the Plan are prepared under the accrual method of accounting.

            Investment Valuation and Income Recognition:

               The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of shares held by the Plan at year-end. The Ameriserv Financial, Inc. (Company) common stock and Sky Financial common stock (formerly Three Rivers Bancorp, Inc.) are valued at quoted market price. Investments in common or collective funds are at values quoted by the trust. Participant notes receivable are valued at cost which approximates fair value.

               Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

            Estimates:

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

               The Plan relies significantly on the use of estimates in determining the fair value of the common or collective funds. The financial statements include six common or collective portfolios with an estimated fair value of $160,335, whose value has been estimated using the quoted market prices of the underlying investments of each portfolio. An estimated unit price of $10 was used as a beginning price per share when each portfolio was established during 2002. Because of the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed, and the difference could be material.

            Payment of Benefits:

               Benefits are recorded when paid.

Note 3:   Investments

            The Plan's investments are participant directed.
            The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                              December 31,
                                                          -------------------
                                                            2002       2001
                                                          --------   --------
               Fidelity Low-Priced Stock, 13,184 and
                 13,587 shares, respectively              $331,834  $372,542
               Vanguard Institutional Index, 2,864
                 shares and 2,881 shares, respectively     230,390   302,181
               Fidelity Puritan, 37,208 shares                       657,474
               Fidelity Magellan, 6,476 and 8,304
                 shares, respectively                      511,375   865,487
               Clipper Fund, 2,584 shares                  195,688
               Dodge & Cox Balanced Fund, 7,625 shares     463,230

            During 2002, 2001 and 2000 all of the Plan's investments (including investments bought, sold and held during each year) appreciated (depreciated) in value by $(516,220), $(157,123) and $(283,230)
            respectively, as follows:

                                                          2002         2001         2000
                                                       ---------    ----------   ----------
                 Mutual funds                          $(471,365)   $(210,456)   $(203,118)
                 Common or collective funds               (6,614)       - 0 -        - 0 -
                 Sky Financial/Three Rivers Bancorp,
                   Inc. common stock                      32,528       40,092      (31,106)
                 Ameriserv Financial, Inc common
                   stock                                 (70,769)      13,241      (49,006)
                                                       ---------    ---------    ---------
                                                       $(516,220)   $(157,123)   $(283,230)
                                                       =========    =========    =========

Note 4:   Related Party Transactions

            Investment Activity:

               As explained in Note 1, one of the Plan's investment options is Ameriserv Financial, Inc. common stock. Ameriserv Financial, Inc. is the holding company of Ameriserv Financial Bank in Johnstown (the "Employer").

Note 4:   Related Party Transactions (continued)

            The following is a summary of the investment activity of Ameriserv Financial, Inc. common stock:

                                                           2002        2001
                                                         ---------   --------
               Market value at year end                  $135,198    $160,224
               Number of shares held at year end           47,438      33,380
               Original cost at year end                 $221,499    $178,779

               Purchase price of shares in current
                 year                                    $ 53,732    $ 63,838
               Number of shares purchased in current
                 year                                      16,160      12,982

               Sale price of shares in current year      $  7,999    $ 35,936
               Number of shares sold in current year        2,102       7,621
               Realized gain (loss) on sales in
                 current year                            $ (3,024)   $  3,546
               Unrealized appreciation (depreciation)
                 during year                             $(67,745)   $  9,695
               Dividend income                           $ 11,240    $ 11,814
               Accrued dividends at year end             $  1,383    $  3,188

            Plan's Trustee:

               The Plan's investments are held by a bank-administered trust fund which is an affiliate of the Plan sponsor. Ameriserv Trust and Financial Services Company has the authority to purchase and sell investments in accordance with participant direction. The cash account is used by the Ameriserv Trust and Financial Services Company to temporarily house uninvested monies.

Note 5:   Income Tax Status

            The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 2001 that the standardized prototype Plan and the related trust adopted by the Plan are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Note 6:   Plan Termination

            Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA.

Note 7:   Rollovers

            The following participant rollovers occurred as a result of employees transferring amounts from other qualified plans. The rollovers are included in the applicable years employee contributions:

               2002                       $18,328
               2001                        23,917
               2000                        40,993

Note 8:   Reconciliation of Differences Between These Financial
          Statements and the Financial Information Required on
          Form 5500

                                                        2002          2001          2000
                                                    -----------   -----------   -----------
                 Net assets available for
                   benefits as presented in these
                   financial statements             $3,378,419    $3,386,386    $3,145,763
                 Benefits payable to participants       59,062             0        24,574
                                                    ----------    ----------    ----------
                 Net assets available for
                   benefits as presented on
                   Form 5500                        $3,319,357    $3,386,386    $3,121,189
                                                    ==========    ==========    ==========
                 Net increase in net assets
                   available for benefits as
                   presented in these financial
                   statements                       $   (7,967)   $  240,623    $   10,470
                 (Increase) decrease in benefits
                   payable from previous year          (59,062)       24,574         6,631
                                                    ----------    ----------    ----------
                 Net increase in net assets
                   available for benefits as
                   presented on Form 5500           $  (67,029)   $  265,197    $   17,101
                                                    ==========    ==========    ==========

Note 9:   Benefits Payable

            Benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan in the amounts of $ 59,062, $ - 0 -, and $24,574 at December 31, 2002, 2001 and 2000,
            respectively are included in net assets available for benefits.

            Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.



    AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN

             ASSETS HELD FOR INVESTMENT (Page 1 of 2)
                        December 31, 2002

Investment Type/
  Shares Held      Description                           Cost      Fair Value
----------------   -----------                        ----------   ----------
Common stock:
47,438 shares      Ameriserv Financial, Inc. *        $  221,499   $  135,198
 4,839 shares      Sky Financial (formerly Three
                     Rivers Bancorp, Inc)                 84,945       96,344
                                                      ----------   ----------
                       Total Common Stocks            $  306,444   $  231,542
                                                      ----------   ----------
Mutual Funds:
 2,584 shares      Clipper                            $  212,773   $  195,688
 7,625 shares      Dodge & Cox Balanced Fund             489,099      463,230
13,184 shares      Fidelity Low-Priced Stock             308,043      331,834
 6,476 shares      Fidelity Magellan                     647,541      511,375
   625 shares      Franklin Biotechnology Discovery       35,023       20,854
 4,896 shares      Franklin Mutual Beacon Fund            67,512       55,372
   131 shares      Goldman Sachs Global Income             1,895        1,919
   167 shares      Goldman Sachs Research Select Fund        931          835
    76 shares      Invesco Financial Services              1,957        1,736
   649 shares      Janus Growth & Income                  15,707       15,144
   592 shares      Legg Mason Value Trust                 27,139       24,011
 1,660 shares      Northern Technology Fund               26,653       12,284
 8,155 shares      Pimco Total Return                     86,618       87,015
 2,236 shares      T. Rowe Price Equity                   53,624       44,259
 5,587 shares      Templeton Foreign Fund                 54,485       46,432
 6,902 shares      Tweedy, Browne Global Value           135,321      109,121
 7,980 shares      Vanguard GNMA                          84,129       85,789
   244 shares      Vanguard Health Care                   27,618       23,478
 2,864 shares      Vanguard Institutional Index          311,837      230,390
     1 share       Vanguard Primecap                          41           40
12,859 shares      Vanguard Short-Term Federal           134,170      137,590
   461 shares      Vanguard Total Bond Index               4,698        4,784
   512 shares      Vanguard U.S. Growth & Income          33,951       15,982
 1,162 shares      White Oak Growth Stock                 55,487       26,771
                                                      ----------   ----------
                       Total Mutual Funds             $2,816,252   $2,445,933
                                                      ----------   ----------



    AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN

            ASSETS HELD FOR INVESTMENT (Page 2 of 2)
                        December 31, 2002

Investment Type/
  Shares Held      Description                           Cost      Fair Value
----------------   -----------                        ----------   ----------
Common/Collective
  Funds:
  7,498 shares     Pathroad Balanced Growth & Income  $   70,961   $   69,568
 6,634 shares      Pathroad Capital Appreciation
                     & Income                             64,031       59,555
    109 shares     Pathroad Conservative Fixed Income      1,120        1,133
    278 shares     Pathroad Conservative Growth &
                     Income                                2,736        2,765
      5 shares     Pathroad Intermediate-Term Fixed
                     Income                                   55           56
  3,236 shares     Pathroad Long-Term Equity              28,046       27,258

                                                      ----------   ----------
                       Total Common/Collective Funds  $  166,949   $  160,335
                                                      ----------   ----------
Money Market Fund:
481,945 shares     Goldman Sachs Financial Prime
                     Obligations                      $  481,945   $  481,945
                                                      ----------   ----------
Notes Receivable:
                   Participant loans, interest rates
                     of 7.75 to 13.99%, Maturity of
                     1 to 5 years, payable in semi-
                     monthly payments withheld from
                     participants payroll             $   11,674   $   11,674
                                                      ----------   ----------
                       Total Assets Held for
                         Investment                   $3,783,264   $3,331,429
                                                      ==========   ==========

*  Represents a party in interest.

See Notes to Financial Statements.



   AMERISERV FINANCIAL NON-COLLECTIVELY BARGAINED 401(k) PLAN
                    ASSETS HELD FOR INVESTMENT
                        December 31, 2001

Investment Type/
  Shares Held      Description                           Cost      Fair Value
----------------   -----------                        ----------   ----------
Common Stock
 33,380 shares     Ameriserv Financial, Inc.
                     common stock  *                  $  178,779   $  160,224
  7,982 shares     Three Rivers Bancorp, Inc.             82,978       99,775
                                                      ----------   ----------
                       Total Common Stocks            $  261,757   $  259,999
                                                      ----------   ----------
Mutual Funds:
  1,411 shares     Clipper                            $  115,134   $  117,862
 13,587 shares     Fidelity Low-Priced Stock             307,164      372,542
  8,304 shares     Fidelity Magellan                     841,612      865,487
 37,208 shares     Fidelity Puritan                      650,721      657,474
    451 shares     Franklin Biotechnology Discovery       31,202       26,181
  4,690 shares     Franklin Mutual Beacon                 66,470       61,199
    126 shares     Goldman Sachs Global Income             1,834        1,809
     60 shares     Goldman Sachs Research Select List        411          422
    110 shares     Invesco Financial Services              3,253        3,007
    347 shares     Legg Mason Value Trust                 18,650       17,377
  1,085 shares     Northern Technology                    24,470       13,527
  5,072 shares     Pimco Total Return                     53,767       53,051
  2,139 shares     T. Rowe Price Equity Income            52,432       50,596
  5,832 shares     Templeton Foreign                      57,716       53,944
  6,242 shares     Tweedy, Browne Global Value           126,604      115,658
  3,898 shares     Vanguard GNMA                          40,520       40,433
     85 shares     Vanguard Health Care                   10,215        9,984
  2,881 shares     Vanguard Institutional Index          338,696      302,181
 10,163 shares     Vanguard Short-Term Federal           105,481      106,509
    200 shares     Vanguard Total Bond Market Index        2,050        2,032
    524 shares     Vanguard US Growth                     41,227       25,571
  1,198 shares     White Oak Growth Stock                 72,210       46,057
                                                      ----------   ----------
        Total Mutual Funds                            $2,961,839   $2,942,903
                                                      ----------   ----------
Money Market Fund:
103,605 shares     Goldman Sachs Financial Square
                     Prime Obligations                $  103,605   $  103,605
                                                      ----------   ----------
Notes Receivable:  Participant loans, interest rates
of 8.74 to 13.99%, Maturity of 1
                     to 5 years, payable in semi-
                     monthly payments withheld from
                     participants payroll             $   48,522   $   48,522
                                                      ----------   ----------
                       Total Assets Held for
                         Investment                   $3,375,723   $3,355,029
                                                      ==========   ==========

* Represents a party in interest.

See Notes to Financial Statements.



                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Ameriserv Financial Non-
Collectively Bargained 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 26, 2003       Ameriserv Financial Non-Collectively
                            Bargained 401(k) Plan

                            Ameriserv Trust and Financial
                            Services Company, as Trustee


                            By /s/ Nicholas E. Debias, Jr._____
                                   Nicholas E. Debias, Jr.,
                                   Vice President



                          Exhibit Index


                  Exhibit

1.     Consent of Barnes, Saly & Company, LLP

2.     Section 906 Certifications